UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)1

ENSERVCO CORPORATION.
(Name of Issuer)

Common Stock, par value $0.005 per share
(Title of Class of Securities)

29358Y201
(CUSIP Number)

STAR EQUITY FUND, LP
53 Forest Avenue, Suite 101
Old Greenwich, Connecticut 06870
(203) 489-9504
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 7, 2024
(Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
1    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29358Y201

1	NAME OF REPORTING PERSONS STAR EQUITY FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,024,035*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,024,035*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,024,035*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.51%
14	TYPE OF REPORTING PERSON PN

*Excludes 3,476,965 shares of 2.0% Cumulative Mandatorily Convertible Series A Preferred shares ("Enservco Mandatorily Convertible Preferred Shares"). The Enservco Mandatorily Convertible Preferred Shares will mandatorily convert into the Issuer’s common stock at an initial rate of one share of common stock per Enservco Mandatorily Convertible Preferred Share upon approval of such conversion by the Issuer at least 150 days after the date of the Share Exchange Agreement dated August 9, 2024.
.

CUSIP No. 29358Y201

1	NAME OF REPORTING PERSONS STAR EQUITY FUND GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,024,035*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,024,035*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,024,035*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.51%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 29358Y201

1	NAME OF REPORTING PERSONS STAR INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,024,035*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,024,035*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,024,035*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.51%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 29358Y201

1	NAME OF REPORTING PERSONS STAR EQUITY HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,024,035*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,024,035*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,024,035*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.51%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29358Y201

1	NAME OF REPORTING PERSONS JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,024,035*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,024,035*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,024,035*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.51%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 29358Y201

1	NAME OF REPORTING PERSONS STAR VALUE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,024,035*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,024,035*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,024,035*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.51%
14	TYPE OF REPORTING PERSON OO

The following constitutes Amendment No. 1 ("Amendment No.1") to the Schedule 13D filed by the undersigned on August 16, 2024 (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

CUSIP No. 29358Y201

Item 4.     Purpose of Transaction.

Richard K. Coleman, CEO of Star Equity Holdings, Inc. ("Star Equity Holdings"), the individual designated to be a director of Enservco (the "Issuer") pursuant to the Board Designation Agreement entered into between Issuer and Star Equity Holdings on August 9, 2024, resigned from the Issuers board of directors effective December 7, 2024.

Item 5.        Interest in Securities of the Issuer.

The aggregate percentage of the Shares reported owned by the Reporting Persons is based upon 58,182,785 Shares outstanding as of December 2, 2024, which is the total number of Shares reported by the Issuer to Star Equity Holdings.
A.    Star Equity Holdings
(a)    Star Equity Holdings, as the parent of Star Value, sole member of Star Management, and limited partner of Star Equity Fund may be deemed the beneficial owner of the 9,024,035 Shares beneficially owned by Star Equity Fund.
Percentage: 15.51%
(b)    1. Sole power to vote or direct vote: 9,024,035
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,024,035
4. Shared power to dispose or direct the disposition: 0

(c)    Star Equity Holdings has not entered into any transactions in the Shares during the past 60 days.
B.    Star Equity Fund
(a)    On December 7, 2024, Star Equity Fund beneficially owned 9,024,035 Shares.
Percentage: 15.51%
(b)    1. Sole power to vote or direct vote: 9,024,035
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,024,035
4. Shared power to dispose or direct the disposition: 0

(c)    The transactions in the Shares by Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.    Star Equity GP
(a)    Star Equity GP, as the general partner of Star Equity Fund, may be deemed the beneficial owner of the 9,024,035 Shares owned by Star Equity Fund.
Percentage: 15.51%
(b)    1. Sole power to vote or direct vote: 9,024,035
2. Shared power to vote or direct vote: 0

CUSIP No. 29358Y201

3. Sole power to dispose or direct the disposition: 9,024,035
4. Shared power to dispose or direct the disposition: 0

(c)    Star Equity GP has not entered into any transactions in the Shares during the past 60 days.
D.    Star Investment Management
(a)    Star Investment Management, as the investment manager of Star Equity Fund, may be deemed the beneficial owner of the 9,024,035 Shares owned by Star Equity Fund.
Percentage: 15.51%
(b)    1. Sole power to vote or direct vote: 9,024,035
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,024,035
4. Shared power to dispose or direct the disposition: 0

(c)    Star Investment Management has not entered into any transactions in the Shares during the past 60 days. .
E.    Mr. Eberwein
(a)    Mr. Eberwein, as the manager of Star Equity GP and Star Equity Management, may be deemed the beneficial owner of the 9,024,035 Shares owned by Star Equity Fund.
Percentage: 15.51%
(b)    1. Sole power to vote or direct vote: 9,024,035
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,024,035
4. Shared power to dispose or direct the disposition: 0
(c)    Mr. Eberwein has not entered into any transactions in the Shares during the past 60 days.
F.    Star Value
(a)    Star Value, as the sole member of Star Equity GP may be deemed the beneficial owner of the 9,024,035 Shares owned by Star Equity Fund.
Percentage: 15.51%
(b)    1. Sole power to vote or direct vote: 9,024,035
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,024,035
4. Shared power to dispose or direct the disposition: 0

(c)    Star Value has not entered into any transactions in the Shares during the past 60 days.

No person, other than the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of dividends from, or Proceeds from the sale of, the Shares.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she, or it does not directly own. Each of the

CUSIP No. 29358Y201
Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she, or it does not directly own.
SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 10, 2024

Star Equity Fund, LP

By:	Star Equity Fund GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Equity Holdings, Inc.

By:	/s/ Richard K Coleman Jr.
	Name:	Richard K. Coleman, Jr.
	Title:	Chief Executive Officer

Star Equity Fund GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Investment Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Value Investments, LLC

By:	Star Equity Holdings, Inc.

By:	/s/ Richard K. Coleman, Jr.
	Name:	Richard K. Coleman, Jr.
	Title:	Chief Executive Officer

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein